

Mail Stop 3030

February 12, 2018

Christopher E. Brown, Esq.
Executive Vice President & General Counsel
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, California 94809

  Re: Finisar Corporation
    Form 10-K for the Fiscal Year Ended April 30, 2017
    Form 10-Q for the Fiscal Quarter Ended October 29, 2017
    File No. 000-27999

Dear Mr. Brown:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Amanda Ravitz

        Amanda Ravitz
        Assistant Director
        Office of Electronics and Machinery